The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov <http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus is being delivered to you solely to provide you with information about the offering and to solicit an offer to purchase the offered securities. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities until we have accepted your offer to purchase such securities. Any such commitment shall be subject to the conditions specified below.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supercedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities. If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The securities referred to in this free writing prospectus are being offered when, as and if issued. The issuer is not obligated to issue any such securities or any similar securities, and all or a portion of the securities may not be issued that have the characteristics described herein. The underwriters' obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of the securities having the characteristics described herein. If, for any reason, the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

For asset-backed and mortgage-backed securities: Certain of the information contained herein may be based on numerous assumptions (including preliminary assumptions about the pool assets and structure), which may not be specifically identified as assumptions in the information. Any such information or assumptions are subject to change. The information in this free writing prospectus may reflect assumptions specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any assumptions specifically required by you.

Any legends, disclaimers or other notices that may appear below or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

Nationstar 2006-B – Standish Questions

--agency expected cum losses

Expected Loss:

Moodys: 5.70%

S&P: 4.89%

--who’s keeping the residual? Nationstar

--did gcm or fortress/Newcastle do any due diligence on the pool?  Yes, GCM performed diligence

--what’s the rationale of barbelling the seasoning in the pool?  were the loans with 60+ months of seasoning re-fico’d and reappraised?  - of loans seasoned 60 months or more, 99.70% have refreshed FICOs and 42.15% have updated AVMs

--why include loans in bankruptcy in the pool?

The majority of these seasoned loans have been called from past deals.  All BK loans are under a repayment plan and no advances have been made over the past 12 months.

--8.2% with arrearages:  does this mean that 8.2% of the pool has some type of delinquency status?  what is the delinquency status breakdown?   98.97% Current, 1.03% 30 Days DQ under OTS method

--subsequent recoveries:  do these first go to write up tranches that had previously been written down then go to available funds, or just to available funds first?

Will follow-up

--percent silent seconds and cltv including silent seconds  - 1.77% silent 2nds, CLTV w/ SS = 79.38%

--weighted average dti  - 40.04%

--percent first-time homebuyers  - 2.37%

--separate strats:  second liens, loans in bankruptcy and arrearages, niv loans, fixed rate loans, loans with 60+ months seasoning  - already sent 2nd liens; see attached for others

--cltv on second liens is 91.7%?  what’s the junior ratio?  - 22.13%

--percent of second liens that have the attached first lien in the deal  - we don't have social security numbers so I can't answer this one

--percent of niv that’s self-employed  - 32.72%

--swap strike rate and speeds used to reduce notional balance

Swap strike = 5.30%, speed used to determine swap notional is not significant because the swap is balance guaranteed and therefore limited to the aggregate bond balance in every period.  The notional is = 100% of the projected pricing speed as determined by the company's models.